September 28, 2020

United States Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Resgreen Group International, Inc.
Offering Statement on Form 1-A Filed August 18, 2020 File No. 24-11297

Dear Mr. Kelly,

The Company is in receipt of the Commission’s letter dated September 28, 2020. The Company has amended its filing on Form 1-A in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in the letter. We have included a narrative response herein keyed to the comments set forth in the Staff’s comment letter.

Offering Statement on Form 1-A filed Amendment 2 Filed September 28, 2020

Pre-qualification Amendment 1 to Offering Statement on Form 1-A filed September 15, 2020 Cover Page of Offering Circular, page 1

1. You must provide the maximum number of securities offered in addition to a bona fide estimate of the range of the maximum offering price on the cover page of the offering circular. See Item 1(6)(j) of Part II of Form 1-A, and revise. As noted in prior comment 1, if a price range has been included in the offering statement, you use the midpoint of that range to respond to Item 4 of Part I of Form 1-A.

Response:

The Company has revised Parts I and II of Form 1-A to reflect it is offering 53,846,155 shares of the Company’s common stock using an offering price of $.065 per share, being the midpoint between the price range of $.05 - $.08 per shares set forth in the offering statement.

22800 Hall Road, Unit 510, Clinton Township, Michigan 48036-4805

The Subscription Agreement...makes the exclusive forum for any dispute Broward County, Florida, page 14

2. We note your revisions in response to prior comment 2. Please revise to clarify what you mean by the statement that the provision does not "preclude or contract" the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act. If you mean that the provision does not apply to claims arising under the federal securities laws, please state so directly. Also revise to state clearly that investors cannot waive compliance with those laws, not merely that they will not be deemed to have waived compliance with those laws.

Response:

The risk disclosure has been amended to read:

This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act and does not apply to claims arising under the federal securities laws. Accordingly, our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and you cannot waive our compliance with these laws, rules, and regulations.

Preferred Stock, page 20

3. Your disclosure here continues to indicate that each share of preferred stock entitles the holder to 100 votes per share, whereas your disclosure elsewhere, like on page 33, indicates that each share entitles the holder to 1,000 votes per share. Please reconcile.

Response:

The disclosure has been reconciled in all references to read the preferred stock entitles the holder to 1,000 votes per share.

Should the staff have any additional comments they contact counsel for the Company Jonathan D. Leinwand, Esq., at (954) 903-7856.

Very Truly Yours,

RESGREEN GROUP INTERNATIONAL INC.

By: /s/ Parashar Patel

Parashar Patel, CEO

22800 Hall Road, Unit 510, Clinton Township, Michigan 48036-4805